UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2022

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-799-6183
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NeuroSense Therapeutics Ltd. (the “Company”) has made available a presentation about its business (the “Presentation”), a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. Slide 28 was updated to reflect the change in the Company’s estimations of reporting ALS Phase 2b clinical trial top-line results from the second to the third quarter of 2023, after the enrollment rate was slowed down due to regulatory approval delays, resulting from a back-log post-COVID. The new updates in the Presentation are not an admission as to the materiality of any information therein. The information contained in the Presentation is summary information that should be considered in the context of the Company’s filings with the Securities and Exchange Commission and other public announcements the Company may make by press release or otherwise from time to time.

Exhibit Index

Exhibit No.	Description
99.1	Presentation, dated November 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: November 29, 2022	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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